Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

May 5, 2006

Mr. Jeff Kato

Hewlett Packard

Ft. Collins CO.

Dear Jeff:

With Quantum’s recent announcement regarding our definitive agreement to acquire ADIC, I wanted to convey our intentions as they relate to our product roadmap. Quantum and Hewlett Packard have been able to provide your customers with the HP ESL automated tape library for more than two years. Our recent development discussions have clearly defined the need for HP to continue providing the ESL platform through LTO4. We understand the news of our intended acquisition may cause your customers to question our commitment to the product line and our goal is to alleviate those concerns.

Quantum would like to create an agreement with HP to remain committed to our LTO4 ESL plans based on our mutual commitment to offer this product through the life of LTO4. This will allow both companies to evaluate future opportunities while providing customers the confidence they need.

Sincerely,

Jon Belcher

Vice President, WW OEM Sales

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov <http://www.sec.gov>. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com <mailto:IR@quantum.com>, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com <mailto:stacie.timmermans@adic.com>.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.